Contact

www.linkedin.com/in/timodonnell2
(LinkedIn)

Top Skills

Project Management
Commercial Management
Project Control

Tim O'Donnell

Real Estate Development, Advisory and Consultancy
Bahrain

Summary

I have 25 years of varied experience in the planning, delivery and operation of major real estate investment projects, with budgets exceeding US$ 1 Billion; coordinating all aspects and stages of the investment to realise target returns.

My land use specialities are retail (and retail-led) projects, and mixed-use master planned communities (with infrastructure). In these areas I contribute significant value gained from the innovative, benchmark-setting projects I contributed to over the full project life cycle; and the market-leading organisations and teams I worked with. Highlights include the realisation of Diyar Al Muharraq masterplan, and a number of its strategic developments, on behalf of the investment SPV, working with EDAW/AECOM, Scott Wilson, Broadway Malyan and others; and the full development of Bahrain City Centre and hotels on behalf of Majid Al Futtaim Properties, with consultants Mace International, RTKL and Mott McDonalds.
I also have significant experience in commercial, hospitality and residential apartments uses.

I moved into the financial sector in 2017, with senior executive roles held within Ahli United Bank and GFH Financial Group, where I have applied my real estate expertise to the assessment and monitoring of large real estate investments; the management, value creation and/or divestment of distressed properties; monitoring project loans, and project structuring.

My core development skills include demand-led business planning, financial appraisals, legal structures and suites, planning approvals, design management, procurement, construction supervision, property and asset management, and redevelopments.

My strong project management skills, along with my Engineering degree and MBA, provides me with a set of effective abilities I can apply to all aspects of business, from strategizing and planning

to effective execution, and from managing teams and people to developing and implementing effective processes and systems.

I communicate and report effectively at all levels. I am a logical thinker and am financially and technically fluent. I learn quickly and enjoy building new skills and exploring new ideas. I have an innovative and creative approach to challenges; and a forward-thinking, holistic planning and execution style that creates an environment for success. I work hard to foster a cooperative, positive, high performance work environment and form good relationships with all stakeholders. I enjoy mentoring and coaching my direct reports; and give back by guiding MBA students at my alma mater.

Experience

Bareeq Al Retaj

Executive Manager - Design & Built Environment
March 2021 - Present (1 year 3 months)
Capital Governorate, Bahrain

Steering the successful conception and delivery of major Retail destinations and Mixed-Use Master-planned Developments

RealProp Development and Advisory

Director
December 2020 - Present (1 year 6 months)
Bahrain

[real estate development, advisory and management consultancy]

Technical and execution consultancy or secondments to real estate developers.
Technical advisory to real estate investors and funders.
Design reviews or peer reviews, specialist retail design and planning reviews, tenant coordination documentation and management.
Claims reviews and support, including negotiation.
Strategic advice, strategy formulation and market assessment for contractors, consultants and developers in Bahrain or the GCC.

www.realpropme.com or email info@realpropme.com

University of Strathclyde
Local Counsellor (MBA classes)
October 2014 - Present (7 years 8 months)
Bahrain

GFH Properties
Senior Executive Director - Development
June 2019 - November 2020 (1 year 6 months)
Manama, Bahrain

The key challenge was to turn-around a number of under-performing and/or stalled projects in order to handover to buyers. This included residential, mixed use and hospitality projects in Bahrain and Dubai.

Villamar (Harbour Heights): http://gfhproperties.com/project/villamar/

Harbour Row: https://harbourrow.com/

California Village: http://gfhproperties.com/project/dubailand-california-village/

Ahli United Bank
CEO, AREC and Group Head, Property & Administration
May 2017 - June 2019 (2 years 2 months)
Bahrain

Group Head, Property & Administration of AUB:
Specialist advisory to Business in respect of loans, real estate products and investments; major investment project monitoring; new bank premises; property management; security; records management; bank administration; etc.

Chief Executive Office of Al Ahli Real Estate Company:
P&L responsibility, seeking to profitably exit the bank's real estate holdings by either selling, subdividing to sell or developing to sell; sales and leasing; property management; legal disputes, etc.

Diyar Al Muharraq W.L.L.
Senior Development Manager
December 2011 - May 2017 (5 years 6 months)
Bahrain

[property investment vehicle and subsidiary of Kuwait Finance House (KFH)]

Diyar is a mulit-Billion US$ residential-led master planned community on reclaimed land. 10 sq.km. site with planned GFA of 8.7 million sq.m. and projected population of 130,000.

Headed the development of the project and sub-developments including project feasibility, master plan, market research, programming, budgeting, statutory approvals, utilities design and execution, joint ventures, deal structuring, development regulations and design reviews and approvals.

Dragon City Bahrain: Speciality retail mall targeting Chinese imports and trading of 62,000 m2. GFA containing c. 350 shop units, a unique food street and integrated 4,200 m2. warehouse. https://www.dragoncitybahrain.com/

Al Naseem (canal residential): c. 300 high quality townhouses and 1,000 apartments within a gated community, constructed on made-made canals with boat berthing and access to the sea. Includes infrastructure and community facilities. https://www.diyar.bh/residential/al-naseem-ramadan/

Deerat Al Oyoun (social housing): 3,000 social and affordable homes plus accompanying social infrastructure (schools, retail, mosques and parks). https://www.diyar.bh/residential/deerat-al-oyoun/

Global Real Estate Development Co.
Development Manager
October 2009 - December 2011 (2 years 3 months)

[employed directly by Marsa Al Seef Real Estate Investment Co., reporting to the CEO, for the last 7 months of engagement]

Marsa Al Seef Project:
A residential-led masterplanned community for 58,000 residents on 235 Ha reclaimed island, 1.6 km offshore. Planned GFA of 59 million sq.ft. Development scope included land reclamation, primary infrastructure and public amenities to the value of US$ 1 billion.

Development planning and delivery, master planning, government liaison, land reclamation, transport and utilities infrastructure, company policies & procedures.
Project placed on hold due to lack of funding.

Sakhir City Development Co.

Development Director
January 2009 - October 2009 (10 months)

@bahrain project:
A unique mixed use project encompassing exhibition and convention space, multi-purpose events centre, retail mall, 1,200 hotel rooms, commercial business park, autoclub, karting circuit and light industry; including associated infrastructure (power, water, sewage, roads, etc.). Phase 1 comprised 3.5 million sq.ft. GFA development at a budget of US$ 1.2 billion.

Part of start-up team to initiate and deliver this strategic investment project:
Obtained Investment Board approval of Master Plan and delivery strategy; established the Development Department; contributed to design and implementation of corporate governance structures and procedures.
Project cancelled due to lack of funding.

Majid Al Futtaim

Senior Development Manager
June 2004 - January 2009 (4 years 8 months)
Arabian Gulf

Hired by MAF following a successful secondment from Mace. Led MAF's expansion and redevelopment plan for all community malls (Ajman, Sharjah and Muscat), the repositioning of all FEC spaces and MAF's own head office re-design & fit out, and developed MAF's suite of development contracts.

Transferred to Bahrain to co-lead the design, procurement and construction of Bahrain City Centre (a mixed use regional shopping mall, with two hotels (460 rooms) and indoor waterpark. US$ 550 M project (470,000 m2 GFA).

Mace

Project Manager
June 2000 - May 2004 (4 years)
Arabian Gulf

Abu Dhabi Breakwater Development:
Managing the design and procurement phases of two major projects:
1. Sea Resort Hotel
290 key, five star resort hotel of 535,000 sq.ft. GFA (build cost budget US$ 55 m).
2. Marina Mall Extension
Extension to a regional shopping centre, adding 1 million sq.ft. GFA (build cost budget US$ 46 m).

IBM Corporation Regional Offices:
New office fit-out for IBM at Dubai Internet City. Handed over 90 days after appointment. Project cost of US$ 1.3 million for 29,000 sq.ft. – 17% less than budgeted.

Tenant Management Roles:
Sahara Centre
Sharjah City Centre
Dubai Media City
City Centre Doha

Facilities Management Role:
Dubai Internet City

LP Architects

Principal Agent (Resident Engineer)

January 1998 - May 2000 (2 years 5 months)

Augmented the management and control capabilities of the architectural team on major projects. Also selected to manage in-house projects and lead quality control team and initiatives; and helped develop first in-house set of standard drawing details and documentation.

Kolonnade Shopping Centre, phase 2:
Involved extending the original mall from 334,000 sq.ft. to 708,000 sq.ft. GFA, by adding a second floor while the ground floor mall continued to trade.

Village Square Shopping Centre:
New-build regional shopping mall, comprising 58 shops in 225,000 sq.ft. GFA.

Tzaneng Mall:
Major re-development of an existing 468,000 sq.ft. GFA operational shopping mall.

WT McClatchey Associates

Assistant Construction Manager

January 1996 - December 1997 (2 years)

Assistant Project Manager – Savannah Shopping Centre:
New-build 400,000 sq.ft. GFA regional shopping centre. Also seconded to anchor tenant to Project Manage their store fit out.

Assistant Construction Manager – Town Square Re-development:
Extensive re-development of an eight floor mixed use (Commercial and Retail) property in CBD. Included anchor tenant fit outs (BP Africa HQ and major retail flagship store).

Education

University of Strathclyde

MBA (Master of Business Administration), Business · (2010 - 2013)

University of South Africa/Universiteit van Suid-Afrika

BBA (partial), Business Administration: law, economics, management, accounting, psychology · (1997 - 2000)

Cape Peninsula University of Technology

ND: Civ Eng., Civil Engineering · (1993 - 1995)